

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 4, 2018

Jonas Grossman
Chief Executive Officer
Chardan Healthcare Acquisition Corp.
17 State Street, 21st Floor
New York, NY 10004

> **Re: Chardan Healthcare Acquisition Corp.**
> **Registration Statement on Form S-1**
> **Filed November 26, 2018**
> **File No. 333-228533**

Dear Mr. Grossman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed November 26, 2018

Report of Independent Registered Public Accounting Firm, page F-2

1. Please amend your registration statement to have your auditor remove the language in the fourth paragraph which states "and in accordance with auditing standards generally accepted in the United States of America." Please refer to PCAOB Auditing Standard 3101.

Note 8. Subsequent Events , page F-14

2. Please revise your disclosure to indicate the date through which subsequent events were evaluated as required by ASC 855-10-50-1a.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Dale Welcome (Staff Accountant) at 202-551-3865 or John Cash (Accounting Branch Chief) at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Edward Kelly (Staff Attorney) at 202-551-3728 or Asia Timmons-Pierce (Special Counsel) at 202-551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing and
Construction